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                               EXHIBIT 1.A.(5)(c)
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 PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 / BIRMINGHAM, ALABAMA 35202

                        POLICY SPLIT OPTION ENDORSEMENT

    The Company has issued this endorsement as a part of the Policy to which it is attached. All terms of the Policy apply to this endorsement except those that disagree with this endorsement.

    BENEFIT. Subject to the conditions and restrictions of this endorsement, this benefit provides the Owner with an option to exchange the Policy to which this endorsement is attached (the original policy) for two individual policies (the Option), one on each of the Joint Insureds, upon the occurrence of one of the Contingent Events listed below. Each new policy will be for one-half of the Face Amount of the original policy. Full evidence of insurability, satisfactory to the Company, will be required on both Joint Insureds to exercise the Option except when the Option is exercised due to Item 2(a) or 2(b) below.

    If the Owner chooses to have a new policy on the life of only one of the Joint Insureds, the Company will refund one-half of the Surrender Value of the original policy. If the Joint Insureds are the Owners of the original policy, one-half of the Surrender Value of the original policy will be paid to the Owner whose life is not insured by the new policy. If the Owner is someone other than the Joint Insureds, one-half of the Surrender Value of the original policy will go to the Owner.

    CONTINGENT EVENTS. The Option may be exercised upon the occurrence of any of the following Contingent Events.

    1. A final divorce decree has been issued with respect to the marriage of the Joint Insureds. The Joint Insureds must have been married to each other when the original policy was issued.

    2. A change to federal estate tax provisions of the Internal Revenue Code of 1986 ("IRC") which results in either (a) or (b):

       (a) IRC Section 2056(a), or its successor, is amended so as to eliminate or reduce the federal estate tax unlimited marital deduction.

       (b) IRC Section 2001, or its successor, is amended so that the federal estate tax rates are reduced. The reduction must be such that the amount of federal estate tax that would be due at the death of the survivor is 50% or less of the tax that would have been due before the change to the IRC.

    3. Dissolution of a corporate/business partnership, of which the Joint Insureds are partners.

    EFFECTIVE DATE. If the Option is elected, the effective date of the exchange will be the date the Option is exercised. Election. To elect the Option, the Owner must notify the Home Office of the Company in writing within 90 days of the date that any of the Contingent Events occur. In the case of events involving changes to the IRC as stated in Items 2(a) and 2(b) above, the 90 days will be counted from the date the change is signed into law. The older Joint Insured must be Attained Age 90 or younger when the Option is exercised.

    The Company must also receive all of the following in order to process the exchange:

    1. The release of any lien against or assignment of the original policy. However, the Owner may instead submit written approval by the lienholders or assignees of the exchange of policies in a form satisfactory to the Company with such other documents as the Company may require.

    2.  The original policy.

    3. Payment of any amounts due to the Company for the exchange as described in the Exchange Adjustments.

    4. A policy change application containing the request to exercise the Option, a request to surrender the original policy, and written consent of the Owner to the exchange.

    5.  A copy of the final divorce decree, if applicable.
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    6.  Proof of the dissolution of the corporate/business partnership, if applicable.

    In addition to the items required above, the Company will require evidence of each Joint Insured's continued good health, satisfactory to the Company, at the time the Option is exercised. This item is not applicable for changes in federal estate tax provisions of the IRC as listed in Items 2(a) and 2(b).

    NEW POLICY. The exchange must be to a single life policy on a form designated by the Company for such purpose. The new policies will be issued based on the Attained Age, rate class and sex of each Joint Insured at the time the Option is exercised. The new policies will only take effect once the original policy has terminated and will not provide any insurance until such time.

    POLICY VALUE ADJUSTMENT. To effect the exchange, the Policy Value of the original policy will be divided and allocated equally to each new policy on the effective date of the exchange.

    LOANS AND ASSIGNMENT. Any Policy Debt will be divided and transferred equally to each new policy. If there is an assignment on the original policy and the Owner wants to carry over that assignment to the new policy(ies), the Owner will need to execute new assignment(s).

    EXCHANGE ADJUSTMENTS. The following adjustments may be made at the time of the exchange.

    1.  An administrative fee, payable in cash.

    2. If one of the Joint Insureds does not receive a new policy and the original policy is still in the surrender penalty period, a pro-rata surrender penalty will be deducted from the portion of the Policy Value, less any pro-rata Policy Debt, attributable to that Joint Insured.

    3. If the Policy Value transferred into each of the new policies is less than the Company's minimum premium requirements, the Company will require that a premium be paid at issue of the new policies.

    4. If the surrender charge of a new policy is less than the pro-rata surrender charge of the original policy on the effective date of the exchange, a partial surrender charge equal to the difference in surrender charge will be assessed by the Company.

    OWNERSHIP. If the Joint Insureds are the Owner of the original policy, each will be the Owner of his or her new policy. If the Owner of the original policy is someone other than the Joint Insureds, the Owner of the original policy will be the Owner of each new policy.

    BENEFICIARY. The beneficiary of the new policies will be the same as the beneficiary of the original policy.

    TERMINATION OF ENDORSEMENT. This endorsement terminates on the earliest of the following dates:

1.  The date of the First Death of the Joint Insureds.

2. The date the Owner elects to exchange the original policy under this endorsement.

3.  The date the Owner surrenders the original policy for its Surrender Value.

4.  The date the older Joint Insured reaches Attained Age 90.

5.  The date the original policy lapses.

    Signed for the Company as of the Policy Effective Date.

                                            PROTECTIVE LIFE INSURANCE COMPANY

                                                   [Signature to come]

                                                        SECRETARY